

PATHWAYS

to *New* Medicines™


Esperion™
THERAPEUTICS

2001 ANNUAL REPORT

Company Profile

Esperion Therapeutics, Inc. discovers and develops pharmaceutical products for the treatment of cardiovascular and metabolic diseases. Esperion intends to commercialize a novel class of drugs that focuses on a new treatment approach called "HDL Therapy," which is based on the Company's understanding of high-density lipoprotein (HDL) function. Esperion has more than 90 employees, including 60 of the world's leading scientists in HDL research and development. In addition to its headquarters in Ann Arbor, Michigan, the Company has laboratories in Kalamazoo, Michigan, and Bromma, Sweden. Esperion's common stock is listed on the Nasdaq National Market® under the symbol "ESPR." Additional Company information can be found on the Internet at www.esperion.com.

Our Core Values:

Individual dignity • Excellence in science • Vibrant teamwork

Product Pipeline

Within its pipeline, Esperion has several biopharmaceutical product candidates and a lead small molecule in development.

Drug	Pre C	IND	P1	P2	P3	NDA	Rights
ETC-588 (LUV)							Esperion
ETC-216 (AIM)							Esperion/Pharmacia
ETC-642 (RLT Peptide)							Esperion
ETC-276 (ProApoA-I)							Esperion
ESP-31015							Esperion

*"About every 29 seconds, an American suffers a coronary event; and about every minute someone will die from one." **

SINCE ITS FOUNDING IN 1998, ESPERION THERAPEUTICS HAS BEEN ON A RELENTLESS QUEST to discover, develop and commercialize new medicines to help treat some of the world's most debilitating and deadly diseases. The Esperion approach to this journey is both admirable and unique. While many companies focus on medicines that reduce low-density lipoprotein cholesterol (LDL-C), or "bad" cholesterol, Esperion is engaged in enhancing the quantity and function of the body's high-density lipoprotein cholesterol (HDL-C), or "good" cholesterol. Scientists have discovered that by enhancing the function of HDL, they improve the efficiency of the reverse lipid transport (RLT) pathway – a remarkable, cholesterol-cleansing process within the body. The RLT pathway uses HDL to extract excess cholesterol that can build up in arterial walls. It then converts the cholesterol to a new form so that it can travel through the blood and back to the liver for elimination from the body. Each of the product candidates being developed by Esperion has the ability to stimulate the RLT pathway and may provide new treatment options for patients with cardiovascular and metabolic diseases.


THE FOUR-STEP RLT PATHWAY
removal
HDL
conversion
HDL
transport and elimination
cholesterol-loaded artery
liver
clear artery



TIMOTHY MAYLEBEN
Senior Vice President, Operations and Finance, and Chief Financial Officer

*2002 HEART AND STROKE STATISTICAL UPDATE, AMERICAN HEART ASSOCIATION



HAVE YOU HEARD *both* SIDES OF THE CHOLESTEROL STORY?



A

CHOLESTEROL MATTERS. IT'S ESSENTIAL FOR NORMAL CELL FUNCTION. In healthy humans, there is a quiet, rhythmic delivery system that keeps cholesterol in check. Cholesterol can be carried in LDL particles and delivered to the body's organs for a variety of uses. HDL particles mobilize excess cholesterol and help remove it from the body. Problems develop when this system becomes unbalanced – LDL delivers too much cholesterol to the tissues and arteries; HDL removes too little. The excess cholesterol is deposited throughout the body and frequently forms unstable plaques within arterial walls, especially those found in the heart. Studies show that unstable atherosclerotic plaques (the buildup of fatty deposits in artery walls) cause 85% of all heart attacks.* ◊ Currently, there are several products on the market to lower LDL-C, which is a significant step in reducing the risk of cardiovascular disease and slowing the progression of the disease. Esperion's product candidates may enhance HDL function and reverse the effects of the disease, thus complementing existing therapies and reducing death and disability that can result from heart attacks and other life-threatening events.



ROGER NEWTON, PH.D.
President and
Chief Executive Officer

*FALK E, SHAH PK, FUSTER V. CORONARY PLAQUE DISRUPTION. CIRCULATION 1995; 92:657-671.



How is Esperion Therapeutics paving the way for new medicines?

Brian Krause, Ph.D.
Senior Vice President, Preclinical Research and Development

A ESPERION HAS SEVERAL BIOPHARMACEUTICAL PRODUCT CANDIDATES that may provide new treatments for patients with acute coronary syndromes. The Company also has identified a lead small molecule for the chronic treatment of various lipid disorders, which are major risk factors for atherosclerosis and heart disease. ◊ The most advanced product candidate at Esperion is ETC-588, or LUV (large unilamellar vesicles). LUV are spherical particles – similar to Wiffle® balls – that travel through arteries and help HDL remove accumulated cholesterol and other lipids from cells. Infusion of LUV has shown a high capacity to mobilize cholesterol, thus enhancing the RLT pathway. ◊ Esperion is also developing ETC-216, or AIM (apolipoprotein A-I Milano). AIM is a variant form of apolipoprotein A-I, the major component of HDL, and is present in a small population of Northern Italians who have paradoxically low levels of HDL-cholesterol and a low incidence of cardiovascular disease. The Esperion form of AIM mimics HDL, accelerates the removal of cholesterol and rapidly stabilizes atherosclerotic plaque. ◊ Esperion's ETC-642, or RLT Peptide, product candidate is a smaller version of apolipoprotein A-I. The RLT Peptide is a scavenger of cholesterol and also triggers the conversion of cholesterol into a form that can be carried in the blood. This candidate may help reduce heart attacks and other cardiovascular events in patients with acute coronary syndromes. ◊ ESP 31015 is the lead candidate in Esperion's small molecule program. It's being developed for the chronic treatment of risk factors for atherosclerosis, including patients with metabolic disorders such as obesity and diabetes.

ETC-588 (LUV)
MECHANISM OF ACTION


HDL
liver
cholesterol-poor
ETC-588
cholesterol-enriched
ETC-588
atherosclerotic
lesion





Why does our science make sense?

"We know that lowering LDL reduces cardiovascular events in broad categories of patients. However, even when patients use the most powerful current medications and improve their lifestyles, the events are reduced by only about a quarter or a third at most. Additional therapies and new strategies to improve lifestyle are a necessity. ◊ HDL is a very important, emerging target, because we know that among individuals with coronary disease, the most frequent lipoprotein abnormality is low HDL. We think that HDL therapies may be of enormous help. HDL is one of the most exciting areas in lipoprotein research today. The more we learn about it, the more intriguing it becomes." — Peter Libby, M.D., F.A.C.C.



THE AMERICAN COLLEGE OF CARDIOLOGY AND THE AMERICAN Heart Association have established treatment guidelines for acute coronary syndromes, including the use of aspirin, beta-blockers, nitrates, heparin, IIb/IIIa inhibitors, ACE inhibitors, statins and surgical procedures. All are essential to the treatment of patients over different periods of time. They play key roles in helping to either treat the acute coronary syndrome or reduce the risk of another heart attack. However, they have limitations. For example, statins slow the progression of atherosclerosis but have limited ability to regress plaque. ◊ The problem is that most current treatments focus on the lumen, or opening, of the artery, rather than targeting the unstable plaque itself. Thus, Esperion, through its HDL Therapies, is directly and rapidly targeting the disease itself, shrinking plaques and possibly stabilizing the unstable atherosclerotic lesions. This means that the portfolio of HDL therapies from Esperion may become an equally important component of the acute coronary syndrome treatment paradigm.


Libby, M.D.

PETER LIBBY, M.D., F.A.C.C.
Chief, Cardiovascular Medicine, Brigham and Women's Hospital, and Mallinckrodt Professor of Medicine, Harvard Medical School



HOW FAR HAVE WE COME, AND WHERE WILL THE ROAD TAKE US IN 2002?



IN 2001, ESPERION MADE GREAT STRIDES IN ADVANCING THE development of HDL therapies to treat cardiovascular disease: • Preliminary results from a Phase IIa study demonstrated the safety and tolerability of ETC-588 (LUV). • The Company initiated a Phase I clinical study of ETC-642 (RLT Peptide) and completed a Phase I trial of ETC-216 (AIM), demonstrating safety, tolerability and the candidate's biologically active ability to enhance HDL function. • A number of HDL and cardiology experts and opinion leaders signed on as collaborators and advisors. • The Company successfully incorporated state-of-the-art imaging technology into its clinical research programs to help assess rapid changes in plaque volume and composition, including the use of intravascular ultrasound in a Phase II study that was started with ETC-216 (AIM). • Staff and corporate offices were expanded in Ann Arbor, and a medicinal chemistry research center was opened in nearby Kalamazoo. ◊ In 2002, Esperion anticipates even greater success. The Company will further expand its staff, making Esperion the world's largest research organization dedicated to the development of HDL Therapies. Additionally, Esperion will initiate and complete a second Phase II study of ETC-588 (LUV); complete and release results of the ETC-216 (AIM) Phase II study and the ETC-642 (RLT Peptide) Phase I trial; and file an IND on its lead small molecule. ◊ Meanwhile, the Company will pursue a corporate partner that shares Esperion's same level of commitment to improving the treatment of cardiovascular disease through novel drug therapies.

PRODUCT PIPELINE

DRUG	PRE C	IND	P1	P2	P3	NDA	RIGHTS
ETC-588 (LUV)							ESPERION
ETC-216 (AIM)							ESPERION/PHARMACIA
ETC-642 (RLT PEPTIDE)							ESPERION
ETC-276 (PROAPOA-I)							ESPERION
ESP-31015							ESPERION



ROGER NEWTON, PH.D.
President and
Chief Executive Officer

IT HAS BEEN A REWARDING YEAR FOR ESPERION THERAPEUTICS. We've transitioned from a start-up company with big aspirations to an emerging company with a research and development organization that is making great strides in the development of HDL therapies to treat cardiovascular and metabolic diseases.

From our earliest days, we knew that our unique ability to enhance some of the tiniest particles could have an enormous impact on the health and well-being of millions of people. Consider a few compelling statistics from the 2002 Heart and Stroke Statistical Update from the American Heart Association:

- Coronary heart disease is the single largest killer of American men and women.
- About 1.1 million Americans will have a new or recurrent coronary attack each year, and, within a given year, more than 45% of those people will die.
- Two-thirds of people with diabetes die of some form of heart or blood vessel disease.
- Every 3.1 minutes someone dies from a stroke.

In many cases, the culprit for all of the above is atherosclerosis – the thickening of artery walls due to the buildup of plaques that disrupt and compromise blood flow.

Our mission at Esperion is clear and justified. We intend to lead the revolution in the treatment of cardiovascular and metabolic diseases. What makes us different from other companies pursuing new medicines for these same diseases?

We have a unique therapeutic approach. While many companies focus on low-density lipoprotein cholesterol (LDL-C), or "bad" cholesterol, our expertise centers on the body's high-density lipoprotein cholesterol (HDL-C), or "good" cholesterol. Our scientists are utilizing a pathway that exists in all of us – the reverse lipid transport (RLT) pathway, which is responsible for transporting and removing excess cholesterol from the body. For a variety of reasons, the RLT pathway is underutilized in many people, and this is where Esperion's product candidates have exciting potential. All of our product candidates, including our biopharmaceuticals and our small molecules, are designed to enhance the RLT pathway. Essentially, our biopharmaceutical product candidates mimic HDL and actually target the arterial walls, rapidly removing cholesterol from arteries and tissues, and, ultimately, helping the body eliminate it. We hypothesize that this ability to remove cholesterol could possibly reduce the size of plaques and may even stabilize the unstable atherosclerotic lesions.

We have a dynamic and dedicated staff. No other company in the world has the knowledge base and expertise in HDL Therapy that we do. We're proud of the fact that among our employees are 60 of the world's leading scientists in HDL research. Members of our team have also been responsible for the discovery, clinical development and commercialization of many high profile therapies, including Lipitor®, Lopid®, Pravachol®, Glucophage® and Plavix®. Excellence in science is one of our guiding values. Equally important are our two other core values: individual dignity and vibrant teamwork. Esperion is a people-first, science-driven organization. Together, we have crystallized our corporate vision and have achieved a commitment to that vision from every person within our organization.

We get results. In just 17 months after our initial public offering, we introduced three drug candidates into clinical trials. Since then, we've released positive clinical trial data demonstrating the safety and potential effects of our lead product candidate – ETC-588 (LUV). We've also completed a Phase I trial of ETC-216 (AIM), and those results demonstrated the candidate's safety, tolerability and biological ability to enhance HDL function. And we've initiated a Phase I clinical study of ETC-642 (RLT Peptide). Before the end of 2002, two of our product candidates will have completed powered Phase II clinical trials, and we hope to be one giant step closer to our biggest goal: providing new treatment alternatives for patients with acute coronary syndromes and/or chronic cardiovascular or metabolic disorders.

We run our business conservatively, yet, productively. We invest in those R&D activities that we believe will yield the greatest return. We closed 2001 with $70.3 million in cash, compared to $70.2 million in 2000. Net cash used in operating and investing activities during 2001 was $24.9 million, compared to $20 million in 2000. We're confident that the data from ongoing clinical trials will help us secure a corporate partner for at least one of our drug development programs. We are seeking a partner that shares our level of commitment, enthusiasm and vision toward improving the treatment of cardiovascular disease through the use of novel drug therapies, such as HDL Therapy.

In our short history, we have already accomplished a great deal in our quest to discover, develop and commercialize new medicines in a rapidly emerging field of health care. We look forward to reporting additional progress in the months ahead.

Sincerely,



ROGER S. NEWTON, PH.D.
President and Chief Executive Officer



TIMOTHY M. MAYLEBEN
Senior Vice President, Operations and Finance, and Chief Financial Officer

February 18, 2002

Table of contents

Forward-Looking Information

The information contained in this report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by words such as "may," "believe," "anticipate," "plan," "expect," "intend," and similar expressions. Forward-looking statements reflect management's current expectations and involve certain factors, such as risks and uncertainties, which may cause our actual results to be far different from those suggested by our forward-looking statements. These factors include, but are not limited to, risks associated with: the progress and cost of development of our product candidates; dependence on third parties to conduct clinical trials for our product candidates; the extent and timing of regulatory approval, as desired or required, for our product candidates; our dependence on licensing arrangements and other strategic relationships with third parties; clinical trials and manufacturing; our dependence on patents and proprietary rights; procurement, maintenance, enforcement and defense of the Company's patents and proprietary rights; competitive conditions in the industry; risks relating to the timing and extent of the Company's financing needs; economic conditions generally or in various geographic areas and other factors. These factors are discussed in more detail in the Company's Form 10-K for the year ended December 31, 2001. We do not intend to update any of these factors or to publicly announce the results of any revisions to any of these forward-looking statements.

SELECTED CONSOLIDATED FINANCIAL DATA

The following historical and pro forma selected consolidated financial data of Esperion should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 14, the consolidated financial statements and notes beginning on page 22. The selected consolidated financial data for the years ended December 31, 2001, 2000, 1999 and the period from inception (May 18, 1998) through December 31, 1998 are derived from our audited consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

	Year Ended December 31,			Inception to December 31,	
	2001	2000	1999	1998	2001
Operating expenses:					
Research and development	$ 21,454	$ 22,596	$ 8,484	$ 1,923	$ 54,457
General and administrative	5,023	3,156	2,518	464	11,161
Goodwill amortization	839	250	—	—	1,089
Purchased in-process research and development [1]	—	4,000	—	—	4,000
Operating loss	(27,316)	(30,002)	(11,002)	(2,387)	(70,707)
Other income, net	2,385	2,426	332	244	5,387
Net loss	(24,931)	(27,576)	(10,670)	(2,143)	(65,320)
Beneficial conversion feature [2]	—	(22,870)	—	—	(22,870)
Net loss attributable to common stockholders	$ (24,931)	$ (50,446)	$ (10,670)	$ (2,143)	(88,190)
Basic and diluted net loss per share	$ (0.91)	$ (4.50)	$ (5.91)	$ (1.46)	
Shares used in computing basic and diluted net loss per share	27,309,502	11,222,319	1,806,255	1,466,615	
Pro forma basic and diluted net loss per share		$ (2.45)	$ (1.14)		
Shares used in computing pro forma basic and diluted net loss per share		20,603,313	9,392,499		

CONSOLIDATED BALANCE SHEET DATA

IN THOUSANDS

As of December 31,	2001	2000	1999	1998
Cash and cash equivalents	$ 70,286	$ 70,228	$ 5,904	$ 12,541
Working capital	64,926	64,181	3,143	12,390
Total assets	78,340	77,877	7,999	13,414
Long-term debt, less current portion	5,482	3,027	2,284	—
Convertible preferred stock	—	—	105	105
Deficit accumulated during the development stage	(65,320)	(40,389)	(12,813)	(2,143)
Total stockholders' equity	66,498	67,691	2,815	13,187

(1) We recorded a $4.0 million charge to operations in 2000, for the write-off of purchased in-process research and development related to the acquisition of Talaria Therapeutics, Inc.

(2) We recorded approximately $22.9 million relating to the beneficial conversion feature of the series C and series D preferred stock in the first quarter of fiscal 2000 through equal and offsetting adjustments to additional paid-in-capital with no net impact on stockholders' equity. The beneficial conversion feature was considered in the determination of our loss per common share amounts.

OVERVIEW

Background We have devoted substantially all of our resources since we began our operations in May 1998 to the research and development of pharmaceutical product candidates for cardiovascular and metabolic diseases. We are a development stage biopharmaceutical company and have not generated any revenues from product sales. We have not been profitable and have incurred a cumulative net loss of approximately $65.3 million from inception (May 18, 1998) through December 31, 2001 excluding the beneficial conversion feature of preferred stock. These losses have resulted principally from costs incurred in research and development activities, and general and administrative expenses. We expect to incur significant additional operating losses for at least the next several years and until such time as we generate sufficient revenue to offset expenses. Research and development costs relating to product candidates will continue to increase. Manufacturing, sales and marketing costs will increase as we prepare for the commercialization of our products.

RESULTS OF OPERATIONS

Operating Expenses

IN THOUSANDS

YEAR ENDED DECEMBER 31,	2001	% CHANGE	2000	% CHANGE	1999
Research and development	$ 21,454	-5.0%	$ 22,596	166.3%	$ 8,484
% of total	78.6%		75.3%		77.1%
General and administrative	$ 5,023	59.2%	$ 3,156	25.3%	$ 2,518
% of total	18.4%		10.5%		22.9%
Goodwill amortization	$ 839	235.6%	$ 250	—	$ 0
% of total	3.0%		0.8%		0.0%
Purchased in-process R&D	$ 0	—	$ 4,000	—	$ 0
% of total	0.0%		13.4%		0.0%

Year Ended December 31, 2001

Research and Development Expenses Research and development expenses include both external and internal costs related to the research and development activities of our existing product candidates as well as discovery efforts on potential new product candidates. External costs include costs related to manufacturing, clinical trials, toxicology or pharmacology studies performed by third parties, milestone payments under certain license agreements and other related expenses. Internal costs include all payroll and related costs attributable to research and development activities, as well as an allocation of overhead expenses incurred by the Company. Research and development expenses decreased to approximately $21.5 million for the year ended December 31, 2001 compared to approximately $22.6 million for the year ended December 31, 2000. This 5.0% decrease is primarily due to lower manufacturing costs related to material used in our clinical trials, as well as lower costs related to pre-clinical development of our biopharmaceutical product candidates during 2001. These decreases were partially offset by increased clinical trial costs. Clinical trial costs increased in 2001 as compared to 2000 as a result of the Company conducting more trials and the types of clinical trials in 2001 were more costly per subject enrolled. The magnitude of the Company's operating expenses, particularly research and development expense, is largely dependent upon the timing and size of the clinical trials and manufacturing material to be used in those clinical trials. As 2002 progresses, the Company anticipates research and development expenses will increase over current year levels. This increase in 2002 will result from the Company conducting more clinical trials on its product candidates than in 2001 as well as higher manufacturing costs from the increased need for material and continued process development and scale up costs.

General and Administrative Expenses General and administrative expenses include the cost of salaries, employee benefits, and other costs associated with the Company's finance, accounting, human resources, legal, administrative and executive management functions. General and administrative expenses increased to approximately $5.0 million for the year ended December 31, 2001 compared to approximately $3.2 million for the year ended December 31, 2000. This 59.2% increase resulted from higher payroll, overhead and related costs in support of the Company's anticipated growing research and development activities as compared to 2000. The increased payroll resulted from an increase in general and administrative personnel from 14 at the end of 2000 to 20 at the end of 2001. Also included in the increased general and administrative expenses in 2001, are costs associated with a market research study performed by a third party to provide the Company with some preliminary assessment about product positioning and market potential of certain product candidates. In addition, the Company incurred higher costs related to the Company's first annual reporting cycle as a public company including legal, accounting, printing and related services.

Goodwill Amortization Goodwill amortization reflects the amortization of the excess of the purchase price over net assets in the Company's September 2000 acquisition of Talaria Therapeutics, Inc. ("Talaria") and the milestone payments made to date. Total goodwill was $3.1 million and $3.5 million at December 31, 2001 and 2000, respectively. Goodwill amortization expense was $839,000 and $250,000 for the years ended December 31, 2001 and 2000, respectively. The increase in goodwill amortization expense is a result of a full year of amortization in 2001 as well as increased goodwill being amortized upon the achievement of certain LUV clinical development milestones in early 2001. The Company has been amortizing this goodwill over five years, which represents the period estimated to be benefited from the acquisition, after considering such factors as product development timelines, revenue potential, competition and patent life.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets" ("SFAS 142"), which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The provisions of SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2002. This statement is summarized in Note 2 of Notes to Consolidated Financial Statements. At effectiveness, an evaluation of goodwill will be required, and any impairment of goodwill at that time will be recognized as a cumulative effect of adoption. As a result of the non-amortization provisions of SFAS 142, the Company will no longer amortize goodwill effective January 1, 2002. In addition, based on management's current financial projections, management does not believe that goodwill and other intangibles are currently impaired. The Company will perform a more detailed assessment in the first quarter of 2002 to determine the effect of this new standard.

Other Income (Expense) Interest income increased to approximately $2.8 million for the year ended December 31, 2001, compared to approximately $2.6 million for the year ended December 31, 2000. The increase was attributable to higher levels of cash and cash equivalents available for investment in 2001, partially offset by lower interest rates in 2001, as compared to 2000. Interest expense for the same periods was approximately $766,000 and $408,000, respectively, and represents interest incurred on equipment financing facilities and a special project loan. We recorded approximately $400,000 and $201,000 for the year ended December 31, 2001 and 2000, respectively, of foreign currency transaction gains on transactions denominated in various currencies of European countries, primarily the Swedish kronor.

Net Loss The net loss was approximately $24.9 million for the year ended December 31, 2001, compared to approximately $27.6 million for the year ended December 31, 2000. The decrease in 2001 as compared to 2000, is primarily attributable to the non-cash $4.0 million purchased in-process research and development write-off in 2000 related to the acquisition of Talaria.

Year Ended December 31, 2000

Research and Development Expenses Research and development expenses include both external and internal costs related to the research and development activities of our existing product candidates as well as discovery efforts on potential new product candidates. Research and development expenses increased to approximately $22.6 million for the year ended December 31, 2000, compared to approximately $8.5 million for the year ended December 31, 1999. This 166.3% increase resulted from costs associated with our ETC-216 clinical trial in 2000, increased costs of manufacturing clinical material for our ETC-216, ETC-588 and ETC-642 compounds, as well as other costs associated with developing these three product candidates. In addition, we experienced increased development and discovery costs related to in-licensing a new product candidate (ETC-276) and discovering new HDL Elevators over the past year. Finally, the increase in 2000, as compared to 1999, resulted from higher personnel and overhead costs in support of these increased research and development activities.

General and Administrative Expenses General and administrative expenses included the cost of salaries, employee benefits, and other payroll costs associated with the Company's finance, accounting, human resources, legal, administrative and executive management functions. General and administrative expenses also included an allocation of overhead expenses incurred by the Company. General and administrative expenses increased to approximately $3.2 million for the year ended December 31, 2000 compared to approximately $2.5 million for the year ended December 31, 1999. This 25.3% increase was primarily due to increased general and administrative personnel and facility costs as well as certain costs related to both the initial public offering and private financings that were completed in 2000.

Goodwill Amortization Goodwill amortization includes the amortization of purchase price in excess of net assets on the Company's September 2000 acquisition of Talaria. The Company has been amortizing this goodwill over five years, which represents the period estimated to be benefited from the acquisition, after considering such factors as product development timelines, revenue potential, competition and patent life.

Purchased in-process research and development On September 21, 2000, the Company acquired all of the outstanding shares of stock of Talaria for 813,008 shares of restricted Esperion common stock valued at $9 per share (10,127 shares of the 813,008 shares of common stock were retired in 2001 in satisfaction of an indemnity obligation of the former Talaria stockholders under the merger agreement with Talaria and related documents). The merger agreement provides for additional consideration to Talaria stockholders including payments upon the achievement of milestones and royalties upon the sale of any commercialized products. Milestones are due upon the enrollment of the first patient in certain clinical trials and upon each of the filing and approval of a new drug application in the United States. The first milestone was achieved in the first quarter of 2001. These milestone payments increase the amount of the purchase price in the period when the milestone is achieved, and the Company includes these additional amounts in goodwill. As these additional milestone payments are added to the Company's goodwill balance, the Company will perform an annual assessment as to realizability of this asset, as required under SFAS 142. The royalty payments will be included in cost of sales in the period when the respective sales are recognized. The combined milestone payments and royalties are subject to a maximum aggregate ceiling of $20.0 million. At the acquisition date, Talaria was conducting development and testing activities related to LUV. The Company believes that LUV could provide advantages over current available therapies.

The acquisition was accounted for under the purchase method of accounting. The purchase price for amounts due at closing was allocated to both tangible and intangible assets. In connection with this allocation, the Company recorded a one-time charge to operations in the third quarter of 2000 to write-off $4.0 million associated with the in-process research and development acquired in the transaction that had not reached technological feasibility. The allocation of the purchase price was based on an independent appraisal of the fair values on the closing date using risk-adjusted cash flows related to the incomplete research and development project. The Company recorded approximately $3.75 million as goodwill that represents the excess of the purchase price over the fair value of net assets acquired. This amount included $265,000 of acquisition-related costs. The goodwill is being amortized on a straight-line basis over a period of five years.

The $4.0 million allocation to purchased in-process research and development is based on the assumption that Talaria's research and development activities of its LUV product candidate had not yet reached technological feasibility, and that no alternative future uses have been identified. At the acquisition date, the product candidate had exhibited satisfactory safety and efficacy results in preliminary testing; however, significant further investment is required to complete the development of the acquired technology, including completion of clinical trials, manufacturing scale-up and successful regulatory approvals. Talaria had spent approximately $4.9 million on the development of the in-process project since its inception in 1998 and the patent holders had spent additional amounts on scientific research prior to 1998. At the time of acquisition, we expected to spend an additional $24.0 million in third-party development costs over all phases of the project prior to commercialization. Of these remaining costs, approximately $20.0 million would relate to a Phase III clinical trial which is expected to commence after the Phase II clinical trials are completed, but not sooner than 2002.

In making the purchase price allocation, management considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, as well as project risks. The value assigned to purchased in-process technology was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development was based on estimates of relevant market sizes, penetration rates, therapy costs, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from such projects are based on management's estimates of milestone and royalty payments the acquired projects would command, as well as operating expenses and income taxes related to such projects.

The rate utilized to discount the net cash flows to their present value was based on an estimated cost of capital calculation. Due to the nature of the forecast and the risks associated with the projected growth and profitability of the developmental project, a discount rate of 35% was considered appropriate for the in-process research and development. This discount rate was commensurate with Talaria's stage of development and the uncertainties in the economic estimates described above. If this project is not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. Costs associated with the completion of the project have been and are expected to be consistent with the assumptions used in the valuation.

Other Income (Expense) Interest income increased to approximately $2.6 million for the year ended December 31, 2000, compared to approximately $424,000 for the year ended December 31, 1999. The increase was attributable to higher levels of cash and cash equivalents available for investment in 2000 due to the Company's private financings and initial public offering. Interest expense for the same periods was approximately $408,000 and $92,000, respectively, and represents interest incurred on equipment financing facilities and a special project loan. During 2000, we recorded approximately $201,000 of foreign currency transaction gains on transactions denominated in various currencies of European countries, primarily the Swedish kronor.

Net Loss The net loss was approximately $27.6 million for the year ended December 31, 2000, compared to approximately $10.7 million for the year ended December 31, 1999. The increase reflects increases in research and development and general and administrative expenses in addition to the non-cash $4.0 million purchased in-process research and development write-off, offset, in part, by the increase in interest income.

Net Loss Attributable to Common Stockholders The net loss attributable to common stockholders for the year ended December 31, 2000 includes a non-cash $22.9 million charge related to the beneficial conversion feature on the Series C and D Convertible Preferred Stock. The total of the non-cash beneficial conversion feature was reflected through equal and offsetting adjustments to additional paid-in-capital with no net impact on stockholders' equity. The beneficial conversion feature was considered in the determination of the Company's loss per common share amounts in 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001 and 2000, the Company had cash and cash equivalents of approximately $70.3 million and $70.2 million, respectively. Cash proceeds in 2001 resulted primarily from a private placement of common stock by which we raised net proceeds of approximately $22.3 million, offset by approximately $22.8 million in cash used to fund operations. Our investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible by investing cash in securities with different maturities to match projected cash needs and limit risk by diversifying our investments. We believe that our current cash position, along with available borrowings under our credit facilities will be sufficient to fund our operations as currently planned, capital expenditures and debt service until at least the end of 2003.

During the years ended December 31, 2001, 2000 and 1999, net cash used in operating activities was approximately $22.8 million, $18.0 million and $7.9 million, respectively. This cash was used to fund our net losses for the periods, adjusted for non-cash expenses and changes in operating assets and liabilities.

Net cash used in investing activities for the years ended December 31, 2001, 2000 and 1999 was $2.1 million, $2.0 million and $1.6 million, respectively, primarily the result of the acquisition of laboratory equipment, furniture, fixtures and office equipment. In addition, the Company used approximately $233,000 in cash in connection with the acquisition of Talaria in 2000.

Net cash proceeds from financing activities were $25.0 million, $84.1 million and $2.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The net cash proceeds from financing activities for the year ended December 31, 2001 resulted primarily from $22.3 million raised in the July 2001 private placement and $3.5 million in additional borrowings on a special project loan and certain equipment term loans. The proceeds were partially offset by $956,000 of cash used to repay borrowings under certain equipment term loans. The net cash proceeds from financing activities for the year ended December 31, 2000 resulted primarily from $56.2 million raised in the initial public offering of common stock, $26.9 million raised in preferred stock financings prior to the initial public offering, $1.5 million in additional borrowings on a special project loan and certain equipment term loans, and $123,000 raised from the issuance of common stock to employees as part of the Company's equity compensation plans. The proceeds in 2000 were partially offset by $518,000 of cash used to repay borrowings under certain equipment term loans.

We continually evaluate opportunities to sell additional equity, obtain credit from lenders, enter into strategic relationships, or to otherwise further strengthen our financial position. The sale of additional equity, whether publicly or privately, could result in dilution to our stockholders. In addition, from time to time, we may consider the acquisition of or investment in complementary businesses, products or technology, that might affect our liquidity requirements or position or cause us to issue additional securities. There can be no assurance that financing or financing opportunities will be available to us in amounts or on terms acceptable to us, if at all.

As of December 31, 2001, the Company has the following credit facilities and outstanding borrowings:

- We have a credit facility with a U.S. bank that was used to finance purchases of equipment. Borrowings under this facility bear interest at the bank's prime rate plus 1.0%. The original facility allowed for borrowings of up to $1.5 million. We have approximately $248,000 outstanding under this facility as of December 31, 2001 and no additional borrowings are allowed.
- We have an additional credit facility with a U.S. lending institution to finance purchases of equipment. This facility allowed for borrowings of up to $2.5 million. We have approximately $1.8 million outstanding under this facility at a weighted average interest rate of 12% as of December 31, 2001 and no additional borrowings are allowed.
- We also have a credit facility with a Swedish entity totaling 50 million Swedish kronor ($4.8 million as of December 31, 2001). The proceeds from this facility may only be used to finance the development of our ETC-216 product candidate. If a related product is not developed or does not succeed in the market, our obligation to repay the loan may be forgiven. Borrowings under the loan facility bear interest at 17.0% of which 9.5% is payable quarterly. The remaining 7.5% of interest together with principal is payable in five equal annual installments starting in December 2004. The outstanding borrowings, including accrued interest, amounted to 37 million Swedish kronor ($3.9 million) as of December 31, 2001.
- We have a memorandum of understanding with an economic development group in Michigan whereby we can borrow up to $500,000 for equipment purchases at an interest rate of 4%. As of December 31, 2001, outstanding borrowings under this arrangement totaled $382,000.
- We have a $2.0 million credit facility with a U.S. bank that may be used to finance purchases of equipment. Borrowings under this facility bear interest at the bank's prime rate. There were no borrowings outstanding under this facility as of December 31, 2001. The facility expires in May 2002.

We anticipate that our capital expenditures for the next twelve months will be approximately $2.8 million. We expect that these expenditures will primarily include lab and computer equipment.

We lease our corporate and research and development facilities under operating leases expiring at various times through December 2003. Under certain arrangements, including our headquarters facility, we may extend these leases for additional periods. Total minimum future payments under these leases are approximately $1.3 million as of December 31, 2001, including $761,000 in 2002.

We have entered into license and other agreements with certain third parties, which require us to make payments upon any achievement of the milestones set forth in the agreements and, if we sell products using technology licensed under the agreements, to make royalty payments to the licensor. The aggregate amount of these contingent payments could amount to $30.2 million. There can be no assurance that we will meet any or all of the milestones in, or sell any products requiring royalty payments under, our license agreements.

We expect that our operating expenses and capital expenditures will increase in future periods. We intend to hire additional research and development, clinical and administrative staff. Our capital expenditure requirements will depend on numerous factors, including the progress of our research and development programs, the time required to file and process regulatory approval applications, the development of commercial manufacturing capability, the ability to obtain additional licensing arrangements, and the demand for our product candidates, if and when approved by the FDA or other regulatory authorities.

INCOME TAXES

As of December 31, 2001, we had operating loss carryforwards of approximately $41.4 million. These net operating loss carryforwards expire beginning in 2013. Additionally, utilization of net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical losses.

EMPLOYEES

As of December 31, 2001, we had 79 full-time employees. Of these employees, 59 were engaged in research, preclinical and clinical development, regulatory affairs, intellectual property activities, and/or manufacturing activities and 20 were engaged in finance, legal and general administrative activities.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144").

SFAS 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations". The most significant changes made by SFAS 141 are (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (rather than being deferred and amortized).

SFAS 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets", and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS 142 are that: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization of intangible assets with finite lives will no longer be limited to forty years. SFAS 142 also specifies that certain intangible assets that were previously identified as separate from goodwill (i.e., assembled workforce) are not considered separately identifiable for purposes of this standard and should be included as part of goodwill and subject to the non-amortization provisions for SFAS 142.

The provisions for SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2002. At effectiveness, an evaluation of goodwill will be required, and any impairment of goodwill at that time will be recognized as a cumulative effect of adoption. Total goodwill included in the Company's Consolidated Financial Statements was $3.1 million at December 31, 2001 and $3.5 million at December 31, 2000. Goodwill amortization expense was $839,000 and $250,000 for the years ended December 31, 2001 and 2000, respectively. As a result of the non-amortization provisions of SFAS 142, goodwill amortization expense will be eliminated effective January 1, 2002. In addition, based on management's current financial projections, management does not believe that goodwill and other intangibles are currently impaired. The Company will perform a more detailed assessment to determine the effect of this new standard in 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at December 31, 2001. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Esperion Therapeutics, Inc.:

We have audited the accompanying consolidated balance sheets of Esperion Therapeutics, Inc. (a Delaware corporation in the development stage) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001, and the period from inception to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Esperion Therapeutics, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, and the period from inception to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Ann Arbor, Michigan,
January 18, 2002.

CONSOLIDATED BALANCE SHEETS

(A COMPANY IN THE DEVELOPMENT STAGE)

IN THOUSANDS, EXCEPT SHARE DATA

DECEMBER 31,	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 70,286	$ 70,228
Prepaid expenses and other	1,000	1,112
Total current assets	71,286	71,340
Furniture and equipment, less accumulated depreciation of $2,415 and $1,256 at December 31, 2001 and 2000, respectively	3,313	2,503
Goodwill, less accumulated amortization of $1,089 and $250 at December 31, 2001 and 2000, respectively	3,108	3,500
Deposits and other assets	633	534
	$ 78,340	$ 77,877
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 863	$ 697
Accounts payable	2,925	3,936
Accrued liabilities	2,572	2,526
Total current liabilities	6,360	7,159
Long-term debt, less current portion above	5,482	3,027
Commitments and Contingencies (Note 7)		
Stockholders' Equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 29,191,526 and 25,774,485 shares issued and outstanding at December 31, 2001 and 2000, respectively	29	26
Additional paid-in capital	133,143	110,650
Notes receivable	(15)	(67)
Accumulated deficit during the development stage	(65,320)	(40,389)
Deferred stock compensation	(1,476)	(2,774)
Accumulated other comprehensive income	137	245
Total stockholders' equity	66,498	67,691
	$ 78,340	$ 77,877

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

(A COMPANY IN THE DEVELOPMENT STAGE)

IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

	YEAR ENDED DECEMBER 31,			INCEPTION TO DECEMBER 31,
	2001	2000	1999	2001
Operating expenses:				
Research and development	$ 21,454	$ 22,596	$ 8,484	$ 54,457
General and administrative	5,023	3,156	2,518	11,161
Goodwill amortization	839	250	—	1,089
Purchased in-process research and development	—	4,000	—	4,000
Total operating expenses	27,316	30,002	11,002	70,707
Loss from operations	(27,316)	(30,002)	(11,002)	(70,707)
Other income (expense):				
Interest income	2,824	2,633	424	6,127
Interest expense	(766)	(408)	(92)	(1,266)
Other, net	327	201	—	526
Total other income	2,385	2,426	332	5,387
Net loss before taxes	(24,931)	(27,576)	(10,670)	(65,320)
Provision for income taxes	—	—	—	—
Net loss	(24,931)	(27,576)	(10,670)	(65,320)
Beneficial conversion feature upon issuance of preferred stock	—	(22,870)	—	(22,870)
Net loss attributable to common stockholders	$ (24,931)	$ (50,446)	$ (10,670)	$ (88,190)
Basic and diluted net loss per share	$ (0.91)	$ (4.50)	$ (5.91)	
Shares used in computing basic and diluted net loss per share	27,309,502	11,222,319	1,806,255	
Pro forma basic and diluted net loss per share		$ (2.45)	$ (1.14)	
Shares used in computing pro forma basic and diluted net loss per share		20,603,313	9,392,499	

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(A COMPANY IN THE DEVELOPMENT STAGE)

IN THOUSANDS, EXCEPT SHARE DATA

	DATE OF TRANSACTION	CONVERTIBLE PREFERRED STOCK	COMMON STOCK
BALANCE — DECEMBER 31, 1998		$ 105	$ 2
Issuance of 231,200 shares of common stock for notes	June 4 – July 1	—	—
Decrease in notes receivables		—	—
Deferred stock compensation related to stock options		—	—
Amortization of deferred stock compensation		—	—
Net loss		—	—
Foreign currency translation adjustment		—	—
Comprehensive loss			
BALANCE — DECEMBER 31, 1999		105	2
Issuance of 310,217 shares of common stock, net, upon exercise of stock options and under stock purchase plan	March 1- December 31	—	—
Issuance of 10,252,879 shares of Series C preferred stock for cash and services	January 7	102	—
Issuance of 1,136,363 shares of Series D preferred stock for cash	February 22	11	—
Conversion of preferred stock	August 9	(218)	16
Issuance of 6,000,000 shares of common stock for initial public offering net of $1.6 million in offering expenses	August 10	—	6
Issuance of 900,000 shares of common stock for underwriters' over-allotment	September 5	—	1
Issuance of 813,008 shares of common stock for acquisition of Talaria Therapeutics, Inc	September 21	—	1
Deferred stock compensation related to stock options		—	—
Amortization of deferred stock compensation		—	—
Decrease in notes receivable		—	
Net loss		—	—
Foreign currency translation adjustment		—	—
Comprehensive loss			
BALANCE — DECEMBER 31, 2000		—	26
Issuance of 185,216 shares of common stock, net, upon exercise of options and under stock purchase plan	January 5- December 31	—	—
Issuance of 58,626 shares of common stock for milestone payment to Talaria Therapeutics, Inc	January 8	—	—
Issuance of 3,183,335 shares of common stock for private placement net of $1.5 million in offering expenses	July 27	—	3
Forgiveness of notes receivable		—	—
Retirement of Talaria Indemnity Shares	November 15	—	—
Deferred stock compensation adjustment	December 1	—	—
Amortization of deferred stock compensation		—	—
Decrease in notes receivable		—	—
Net loss		—	—
Foreign currency translation adjustment		—	—
Comprehensive loss			
BALANCE — DECEMBER 31, 2001		$ —	$ 29

The accompanying notes are an integral part of these consolidated statements.

Additional Paid-In Capital	Notes Receivable	Accumulated Deficit During the Development Stage	Deferred Stock Compensation	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity	Comprehensive Loss
$ 15,302	$ (78)	$ (2,143)	$ —	$ (1)	$ 13,187	
48	(48)	—	—	—	—	
—	20	—	—	—	20	
1,117	—	—	(1,117)	—	—	
—	—	—	279	—	279	
—	—	(10,670)	—	—	(10,670)	$ (10,670)
—	—	—	—	(1)	(1)	(1)
						$ (10,671)
16,467	(106)	(12,813)	(838)	(2)	2,815	
123	—	—	—	—	123	
22,457	—	—	—	—	22,559	
4,989	—	—	—	—	5,000	
202	—	—	—	—	—	
48,614	—	—	—	—	48,620	
7,532	—	—	—	—	7,533	
7,316	—	—	—	—	7,317	
2,950	—	—	(2,950)		—	
	—	—	1,014	—	1,014	
—	39	—	—	—	39	
—	—	(27,576)	—	—	(27,576)	$ (27,576)
—	—	—	—	247	247	247
						$ (27,329)
110,650	(67)	(40,389)	(2,774)	245	67,691	
198	—	—	—	—	198	
447	—	—	—	—	447	
22,339	—	—	—	—	22,342	
—	38	—	—	—	38	
(91)	—	—	—	—	(91)	
(400)	—	—	400	—	—	
—	—	—	898	—	898	
—	14	—	—	—	14	
—	—	(24,931)	—	—	(24,931)	$ (24,931)
—	—	—	—	(108)	(108)	(108)
						$ (25,039)
$ 133,143	$ (15)	$ (65,320)	$ (1,476)	$ 137	$ 66,498	

CONSOLIDATED STATEMENTS OF CASH FLOWS

(A Company in the Development Stage)

In thousands

	Year Ended December 31,			Inception to December 31,
	2001	2000	1999	2001
Cash Flows from Operating Activities:				
Net loss	$(24,931)	$(27,576)	$(10,670)	$(65,320)
Adjustments to reconcile net loss to net cash used in operating activities —				
Purchased in-process research and development	—	4,000	—	4,000
Depreciation and amortization	2,014	1,036	404	3,522
Stock-based compensation expense	898	1,427	554	2,879
Decrease in notes receivable	52	39	20	111
Loss on sale of furniture and equipment	22	—	—	22
Non-cash interest included in long-term debt	243	145	15	403
Increase (decrease) in cash resulting from changes in —				
Prepaid expenses and other	(440)	(1,256)	(63)	(1,834)
Other assets	6	(85)	—	(79)
Accounts payable	(816)	2,619	1,317	3,198
Accrued liabilities	185	1,697	571	2,600
Net cash used in operating activities	(22,767)	(17,954)	(7,852)	(50,498)
Cash Flows from Investing Activities:				
Purchases of furniture and equipment	(2,023)	(1,341)	(1,563)	(5,791)
Deposit on equipment	(107)	(450)	—	(557)
Acquisition of Talaria Therapeutics, Inc	—	(233)	—	(233)
Proceeds from sale of furniture and equipment	2	—	—	2
Net cash used in investing activities	(2,128)	(2,024)	(1,563)	(6,579)
Cash Flows from Financing Activities:				
Net proceeds from issuance of convertible preferred stock	—	26,871	—	42,200
Proceeds from issuance of common stock	22,449	56,276	—	78,727
Proceeds from long-term debt	3,523	1,489	3,027	8,039
Repayments of long-term debt	(956)	(518)	(248)	(1,722)
Net cash provided by financing activities	25,016	84,118	2,779	127,244
Effect of Exchange Rate Changes on Cash	(63)	184	(1)	119
Increase (Decrease) in Cash and Cash Equivalents	58	64,324	(6,637)	70,286
Cash and Cash Equivalents — Beginning of Period	70,228	5,904	12,541	—
Cash and Cash Equivalents — End of Period	$ 70,286	$ 70,228	$ 5,904	$ 70,286

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE BUSINESS

Esperion Therapeutics, Inc. (formerly Metapharma, Inc.) was incorporated on May 18, 1998. Esperion Therapeutics, Inc. and its subsidiaries, Esperion AB and Esperion LUV Development, Inc. (collectively referred to as "the Company"), are devoting substantially all of their efforts towards conducting drug discovery and development, initiating and overseeing clinical trials, pursuing regulatory approval for products under development, recruiting personnel, raising capital, and building infrastructure. The Company's main focus is the research and development of pharmaceutical product candidates for cardiovascular and metabolic diseases.

In the course of such activities, the Company has sustained significant operating losses and expects such losses, which will likely increase as the Company expands its research and development activities, to continue for at least the next several years. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flows from operations. The Company's accumulated deficit during the development stage totaled approximately $65.3 million through December 31, 2001. The Company plans to finance its operations with a combination of stock issuances, license payments, and payments from strategic research and development arrangements and, if its product candidates are commercialized, with revenues from product sales. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its planned products.

(2) SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Translation
The accompanying consolidated financial statements include the accounts of Esperion Therapeutics, Inc., Esperion AB ("Sweden") and Esperion LUV Development, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of Sweden are translated using exchange rates in effect at the end of the period for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustment is reflected as a separate component of stockholders' equity. Other foreign currency transaction gains totaled approximately $400,000, $201,000 and $0 for the year ended December 31, 2001, 2000 and 1999, respectively, and are included in other income in the statement of operations.

Research and Development Research and development expenses include both external and internal costs related to the research and development activities of our existing product candidates as well as discovery efforts on potential new product candidates. External costs include costs related to manufacturing, clinical trials, toxicology or pharmacology studies performed by third parties, milestone payments under certain license agreements and other related expenses. Internal costs include all payroll and related costs attributable to research and development activities, as well as an allocation of overhead expenses incurred by the Company.

Licensed Technology and Patents Costs incurred in obtaining the license rights to certain technology and patents in the development stage are expensed as incurred due to the uncertainty regarding potential alternative future uses and the uncertainty regarding future operating cash flows expected to be derived from the licensed technology and patents.

Cash and Cash Equivalents The Company considers all financial instruments purchased with initial maturities of three months or less to be cash equivalents.

Furniture and Equipment Additions to furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Goodwill Goodwill represents the unamortized cost in excess of fair value of net assets acquired. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets"

("SFAS 142"), which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The provisions for SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2002. This statement is summarized in New Accounting Pronouncements below.

Impairment of Long-Lived Assets In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. The Company's long-lived assets consist primarily of goodwill and computer and lab equipment that are amortized or depreciated over short useful lives to prevent impairment issues. The Company has not recognized any impairment losses through December 31, 2001.

Accrued Liabilities Accrued liabilities consist of the following (IN THOUSANDS):

YEAR ENDED DECEMBER 31,	2001	2000
Accrued external costs	$ 1,511	$ 1,211
Accrued professional fees	226	828
Accrued compensation	649	406
Accrued other	186	81
	$ 2,572	$ 2,526

Stock-Based Compensation The Company accounts for stock-based compensation to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock as of the date of the grant over the amount the employee must pay to acquire the stock. As supplemental information, the Company has provided pro forma disclosures of stock options in Note 5, in accordance with the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation."

Supplemental Disclosures of Cash Flow Information The Company paid cash for interest of approximately $526,000, $282,000, $66,000, and $874,000 in 2001, 2000, 1999 and the period from inception to December 31, 2001, respectively.

Basic, Diluted and Pro Forma Net Loss per Share Basic and diluted net loss per share amounts have been calculated using the weighted average number of shares of common stock outstanding during the respective periods. Pro forma basic and diluted net loss per share amounts include the shares used in computing basic and diluted net loss per share and the assumed conversion of all outstanding shares of preferred stock from the original date of issuance.

The following table presents the calculation of pro forma basic and diluted net loss per share:

IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

DECEMBER 31,	2000	1999
Net loss attributable to common stockholders	$ (50,446)	$ (10,670)
Shares used in computing basic and diluted net loss per share	11,222,319	1,806,255
Pro forma adjustment to reflect assumed conversion of Series A and Series B convertible preferred stock	4,614,965	7,586,244
Pro forma adjustment to reflect assumed conversion of Series C and Series D convertible preferred stock	4,766,029	—
Shares used in computing pro forma basic and diluted net loss per share	20,603,313	9,392,499
Pro forma basic and diluted net loss per share	$ (2.45)	$ (1.14)

In 2001, 2000 and 1999, 502,516, 898,736, and 0 options, respectively, for the purchase of common stock were not included in the calculation of diluted loss per share as doing so would have been anti-dilutive.

Comprehensive Loss Effective in 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive loss is the total of net loss and all other non-owner changes in equity. The difference between net loss, as reported in the accompanying consolidated statements of operations, and comprehensive loss is the foreign currency translation adjustment for the respective periods. Accumulated other comprehensive loss consists solely of the cumulative translation adjustment as presented in the accompanying consolidated balance sheets.

New Accounting Pronouncements SFAS 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations". The most significant changes made by SFAS 141 are (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (rather than being deferred and amortized).

SFAS 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets", and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS 142 are that: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization of intangible assets with finite lives will no longer be limited to forty years. SFAS 142 also specifies that certain intangible assets that were previously identified as separate from goodwill (i.e., assembled workforce) are not considered separately identifiable for purposes of this standard and should be included as part of goodwill and subject to the non-amortization provisions for SFAS 142.

The provisions of SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2002. At effectiveness, an evaluation of goodwill will be required, and any impairment of goodwill at that time will be recognized as a cumulative effect of adoption. Total goodwill included in the Company's Consolidated Financial Statements was $3.1 million at December 31, 2001 and $3.5 million at December 31, 2000. Goodwill amortization expense was $839,000 and $250,000 for the years ended December 31, 2001 and 2000, respectively. As a result of the non-amortization provisions of SFAS 142, goodwill amortization expense will be eliminated effective January 1, 2002. In addition, based on management's current financial projections, management does not believe that goodwill and other intangibles are currently impaired. The Company will perform a more detailed assessment in the first quarter of 2002 to determine the effect of this new standard.

SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 is effective for the Company's fiscal year beginning January 1, 2002 and is not expected to have a material impact upon effectiveness.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain amounts from the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation.

(3) STOCKHOLDERS' EQUITY

On March 24, 2000, the stockholders of the Company approved an amendment and restatement to the Company's certificate of incorporation that, as of August 9, 2000, effected (i) an increase in the authorized shares of common stock to 50,000,000, and (ii) a reduction in the authorized shares of preferred stock from 15,000,000 to 5,000,000. All referencesin the consolidated financial statements and accompanying notes have also been adjusted to reflect the amendment and restatement of the certificate of incorporation.

Reverse Stock Split The Company effected a 0.7225-for-1 reverse stock split of all outstanding common stock and stock options as of March 24, 2000. All references to the number of shares and per share amounts have been retroactively restated to reflect this reverse stock split.

Common Stock Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of shares of common stock, and do not have any cumulative voting rights. In the event of a liquidation, dissolution, or winding-up of the Company, the holders of shares of common stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after payment of debts and liabilities of the Company, subject to prior liquidation rights of any outstanding shares of preferred stock.

In July 2001, the Company completed a private placement of its stock, which resulted in the issuance of 3,183,335 shares of common stock at $7.50 per share. The net proceeds from the private placement were approximately $22.3 million. In August 2001, the Company filed a Registration Statement under the Securities Act of 1933, as amended, to register the resale of these shares by the purchasers of such shares. The Registration Statement was declared effective by the Securities and Exchange Commission on September 4, 2001.

In August 2000, the Company completed an initial public offering of its common stock, which resulted in the issuance of 6,000,000 shares of common stock at $9.00 per share. In connection with the offering, all of the outstanding preferred stock was converted to common stock. In September 2000, an additional 900,000 shares of common stock were sold by the Company at $9.00 per share to cover the underwriters' over-allotment. As a result of those sales, the Company received net proceeds of approximately $56.3 million.

Preferred Stock The Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Under each issuance of a series of preferred stock, the Board of Directors is permitted to fix the designations, preferences, powers and relative rights and restrictions thereof, including without limitations, the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference.

Conversion of Preferred Stock In connection with the initial public offering, each of the Company's outstanding shares of Series A, Series B, Series C and Series D preferred stock ("Series A," "Series B," "Series C" and "Series D," respectively, together "Preferred Stock") was automatically converted into approximately 0.7225 shares of common stock.

Series C and Series D In January and February 2000, the Company issued shares of Series C and Series D. Total cash proceeds to the Company were approximately $21.9 million and $5.0 million relating to the issuance of 10,252,879 shares of Series C and 1,136,363 shares of Series D, respectively. As a part of the Series C, the Company issued 127,414 shares to the chief executive officer and another member of the Board of Directors for services rendered to the Company during 1999. The Company recorded the related expense of $275,215 as an increase to compensation expense during 1999 and recorded the related liability as an increase in accrued liabilities as of December 31, 1999.

In accordance with EITF 98-5, the Company recorded approximately $22.9 million relating to the beneficial conversion feature of the Series C and Series D in the first quarter of fiscal 2000 through equal and offsetting adjustments to additional paid-in capital with no net impact on stockholders' equity, as the preferred stock was convertible immediately on the date of issuance. The beneficial conversion feature was considered in the determination of the Company's loss per common share amounts. The Company also recorded an additional $412,819 relating to the Series C shares issued to the chief executive officer and a Board member in the first quarter of fiscal 2000. This non-cash charge was reflected through entries to compensation expense and additional paid-in-capital.

(4) ACQUISITION

On September 21, 2000, the Company acquired all of the outstanding shares of stock of Talaria Therapeutics, Inc. ("Talaria") in exchange for the issuance of 813,008 shares of the Company's restricted common stock to Talaria stockholders, valued at a price of $9.00 per share. Additionally, the merger agreement provides for the following additional consideration to Talaria stockholders:
(i) payment by the Company of up to $6.3 million in cash and/or common stock based on the achievement of four development milestones; and
(ii) payment by the Company of royalties in cash and/or common stock based on net annual sales of large unilamellar vesicles, or LUV, in North America. The milestones are due upon the enrollment of the first patient in certain future clinical trials and upon each of the filing and approval of a new drug application in the United States. On January 8, 2001, the Company achieved the first of the milestones. This milestone payment was settled through the issuance of 58,626 shares of restricted common stock with an aggregate value of $447,000. This milestone payment was accounted for as an increase in the purchase price and added to goodwill during the first quarter of 2001. The royalty payments will be included in cost of sales in the period when the respective sales are recognized. The combined milestone payments and royalties are subject to a maximum aggregate ceiling of $20.0 million.

The acquisition was accounted for under the purchase method of accounting. In connection with this acquisition, the Company recorded a non-cash charge to operations in 2000 of $4.0 million, associated with the write-off of in-process research and development acquired in the transaction that had not reached technological feasibility. The allocation of the purchase price was based on an independent appraisal of the fair values on the closing date. The Company recorded approximately $3.75 million as goodwill, representing the excess of the purchase price over the fair value of net assets acquired. This amount included $265,000 of acquisition-related costs. The operating results of Talaria have been included in the consolidated results of operations from the date of the merger.

The purchase price allocation based on the net assets of Talaria at the closing date is as follows (IN THOUSANDS).

Net assets (liabilities)	$ (168)
In-process research and development	4,000
Goodwill	3,750
Total purchase price	$ 7,582

The unaudited pro forma operations for the years ended December 31, 2000 and 1999, set forth below, reports results as if the Company and Talaria had been combined as of the beginning of each year. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include the write-off of in-process research and development, any anticipated cost savings or other effects of the planned integration of the Company and Talaria, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect for the periods presented below, or which may result in the future.

IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

PRO FORMA YEAR ENDED DECEMBER 31,	2000	1999
Operating expenses	$27,941	$ 13,834
Net loss	(29,682)	(13,438)
Basic and diluted net loss per share	$ (2.51)	$ (5.13)
Shares used in computing basic and diluted net loss per share	11,809,492	2,619,263

(5) EQUITY COMPENSATION PLANS

2000 Equity Compensation Plan In 2000, the Company established the 2000 Equity Compensation Plan as amended and restated, (the "2000 Plan"). The 2000 Plan provides for grants of incentive stock options, nonqualified stock options, stock awards and performance units to the Company's employees, advisors, consultants and non-employee directors.

The 2000 Plan authorizes the issuance of up to 1,700,000 shares of common stock. No stock awards or performance units have been granted to date under the 2000 Plan. Grants may be made to any of the Company's employees, members of our board of directors, and consultants and advisors who perform services for us. The exercise price of stock options will be determined by the compensation committee, and may be equal to or greater than the fair market value of the Company's common stock on the date the option is granted.

Options generally become exercisable over a period of four years from the date of grant, and expire ten years after the grant date. Activity related to stock options under the 2000 Plan is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	—	
Options granted	160,000	$ 11.53
Options cancelled	—	
Options exercised	—	
Outstanding at December 31, 2000	160,000	$ 11.53
Options granted	609,125	$ 7.01
Options cancelled	(25,000)	$ 7.16
Options exercised	—	
Outstanding at December 31, 2001	744,125	$ 7.98

As of December 31, 2001, there were 955,875 shares of common stock available for issuance under the 2000 Plan.

1998 Stock Option Plan In 1998, the Company established the 1998 Stock Option Plan (the "1998 Plan") to increase its ability to attract and retain key individuals. Options granted under the 1998 Plan may be either incentive stock options, which are granted at the fair market value of the common stock on the date of grant or higher (as determined under the plan), or nonqualified stock options, which may be granted at less than the fair market value of the common stock on the date of grant. Options are granted at the discretion of the Board of Directors.

The maximum number of shares that may be granted under the 1998 Plan is 1,784,575. Options granted generally become exercisable over a period of four years from the date of grant. Outstanding options generally expire nine years after the date of grant.

Activity related to stock options under the 1998 Plan is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	324,763	$ 0.15
Options granted	542,867	$ 0.29
Options cancelled	—	
Options exercised	—	
Outstanding at December 31, 1999	867,630	$ 0.24
Options granted	904,291	$ 4.86
Options cancelled	(5,104)	$ 5.40
Options exercised	(333,966)	$ 0.22
Outstanding at December 31, 2000	1,432,851	$ 3.14
Options granted	116,846	$ 9.05
Options cancelled	(146,915)	$ 2.54
Options exercised	(222,532)	$ 0.35
Outstanding at December 31, 2001	1,180,250	$ 4.33

As of December 31, 2001, there were 47,827 shares of common stock available for issuance under the 1998 Plan.

The options outstanding and exercisable at December 31, 2001 under both the 1998 and 2000 Plans are as follows:

Price Per Share	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Remaining Life	Options Exercisable	Weighted Average Exercise Price
$ 0.14-$0.21	199,282	$ 0.17	6.7	96,112	$ 0.16
$ 0.32-$2.22	344,913	$ 2.19	8.1	148,852	$ 2.19
$ 2.77-$4.50	108,654	$ 3.86	8.2	41,015	$ 3.38
$ 4.57	297,797	$ 4.57	8.2	128,941	$ 4.57
$ 4.75-$6.70	328,309	$ 6.09	9.5	20,703	$ 5.57
$ 6.75-$9.00	397,125	$ 8.48	9.0	90,184	$ 8.89
$ 9.94-$18.88	248,295	$ 12.52	8.1	63,811	$ 13.02
	1,924,375	$ 5.74	8.4	598,618	$ 4.78

The options outstanding and exercisable at December 31, 2000 under both the 1998 and 2000 Plans are as follows:

Price Per Share	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Remaining Life	Options Exercisable	Weighted Average Exercise Price
$ 0.14	151,727	$ 0.14	7.5	37,934	$ 0.14
$ 0.21	364,417	$ 0.21	8.3	84,648	$ 0.21
$ 0.32	5,418	$ 0.32	8.9	1,333	$ 0.32
$ 2.22	345,786	$ 2.22	9.1	61,825	$ 2.22
$ 2.77-$2.91	35,443	$ 2.90	5.7	32,803	$ 2.91
$ 4.57	299,519	$ 4.57	9.2	55,612	$ 4.57
$ 6.18-$9.00	304,204	$ 8.83	9.6	15,839	$ 8.64
$10.88-$18.88	86,337	$ 15.33	9.9	94	$ 10.88
	1,592,851	$ 3.99	8.8	290,088	$ 2.23

Using the intrinsic value method under APB 25, no compensation expense has been recognized in the accompanying consolidated statements of operations for options granted to employees at fair value. Had compensation expense been determined based on the fair value at the date of grant consistent with SFAS No. 123, the reported net loss would have increased to the following pro forma amounts, which may not be representative of that to be expected in future years (IN THOUSANDS):

DECEMBER 31,	2001	2000	1999
Net loss:			
As Reported	$ (24,931)	$ (50,446)	$ (10,670)
Pro Forma	$ (27,010)	$ (51,267)	$ (10,688)
Basic and diluted loss per share:			
As Reported	$ (0.91)	$ (4.50)	$ (5.91)
Pro Forma	$ (0.99)	$ (4.57)	$ (5.92)

The fair value of options was estimated at the date of grant using the Black Scholes Single Option valuation method under SFAS No. 123 with the following assumptions as of December 31, 2001, 2000 and 1999, respectively: weighted average risk free interest rate of 4.27%, 4.98% and 5.32%; dividend yield of 0%; volatility of 110.67%, 130.22% and 0%; and expected life of options of five years. The weighted-average fair values of options granted during 2001, 2000 and 1999 were $5.60, $5.08 and $0.18 per share, respectively. Option valuation models require the input of highly subjective assumptions. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Deferred Stock Compensation The Company recorded approximately $4.0 million of deferred stock compensation in 2000 and 1999 relating to stock options granted to employees at less than the board of director's estimate of fair value. These amounts are included as a reduction in stockholders' equity and are being amortized on a straight-line basis to expense over the related vesting periods. For the years ended December 31, 2001, 2000, and 1999, the Company recorded deferred stock compensation amortization of approximately $898,000, $1 million, and $279,000, respectively, which is included in operating expenses.

Employee Stock Purchase Plan The Company's Employee Stock Purchase Plan (the "Purchase Plan") was approved by the Company's Board of Directors in 2000. A total of 500,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan provides that the Company will sell shares to employees who elect to participate in the Purchase Plan at a price equal to 85% of the lesser of the fair market value of the common stock on the first trading day of an offering period or the last trading day of such offering period.

Under the Purchase Plan, the Company issued 22,291 and 6,042 shares of common stock in 2001 and 2000, respectively, to various employees. These shares were issued with a weighted average price per share of $5.96 and $9.14 as of December 31, 2001 and 2000, respectively. At December 31, 2001, there were 471,667 shares of common stock remaining to be issued under the Purchase Plan.

(6) INCOME TAXES

As of December 31, 2001 and 2000, the Company had net operating loss carryforwards of approximately $41.1 million and $25.2 million, respectively. These net operating loss carryforwards begin to expire in 2013 through 2021. Additionally, utilization of net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical operating losses.

The Company's effective tax rate is 0%, resulting from losses incurred in the development stage. This effective rate differs from the statutory rate of 34% due to the Company providing a valuation allowance against deferred tax assets, which primarily consists of net operating loss carryforwards.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (IN THOUSANDS):

DECEMBER 31,	2001	2000	1999
Start-up costs	$ 5,081	$ 3,230	$ 191
Net operating loss carryforward	13,964	8,555	3,317
Asset basis differences	73	50	(150)
Less — Valuation allowance	(19,118)	(11,835)	(3,358)
	$ —	$ —	$ —

(7) COMMITMENTS AND CONTINGENCIES

Lease Commitments The Company leases its office space under operating leases that expire at various dates through December 2004. Total rent expense under all leases was approximately $540,000, $505,000, and $386,000 in 2001, 2000 and 1999, respectively. Future minimum payments under noncancellable operating leases at December 31, 2001, are as follows (IN THOUSANDS):

2002	$ 761
2003	487
2004	27
	$ 1,275

License Agreements In June 1998, the Company entered into a license agreement with a pharmaceutical company for one of the Company's product candidates (the "1998 Agreement"). The Company paid initial license fees of $750,000 under the 1998 Agreement and may be obligated to make additional payments up to $14.5 million in the aggregate upon reaching certain milestones.

In March 1999, the Company entered into a license agreement with a pharmaceutical company for one of the Company's product candidates (the "1999 Agreement"). During 2001, the Company paid $100,000 upon obtaining the first milestone under the 1999 Agreement and may be obligated to make additional payments of up to $6.2 million in the aggregate upon reaching certain other milestones.

In September 1999, the Company entered into a license agreement with a group of inventors for one of the Company's product candidates. The initial license fee of $50,000 was paid in 2000. The Company paid $50,000 upon reaching the first milestone in 2001 and may be obligated to make additional payments of up to $2.1 million in the aggregate upon reaching certain other milestones.

In February 2000, the Company entered into a license agreement with a European entity for one of the Company's product candidates. The Company made an initial license payment of $25,000.

In September 2000, the Company acquired all of the outstanding shares of stock of Talaria pursuant to a merger agreement and related documents. The Company made the first milestone payment under the merger agreement in 2001 and may be obligated to make additional payments of up to $5.5 million in the aggregate upon reaching certain other milestones as discussed in Note 4.

In September 2001, the Company entered into a license agreement with an educational institution for a discovery project. The Company paid an initial combined license and maintenance fee of $25,000 and is obligated to pay additional annual license maintenance fees of up to an aggregate of $905,000. The Company may also be obligated make payments of up to $995,000 in the aggregate upon reaching certain milestones.

All of the payments were charged to research and development expenses in the accompanying consolidated statements of operations.

In connection with the above agreements, the Company may be obligated to make various milestone and license maintenance payments, as defined in the agreements, up to an aggregate remaining amount of $30.2 million, and royalty payments on future sales pursuant to formulas in the agreements. At the present time, the Company can give no assurances as to the likelihood that such future milestones will be achieved.

Employee Benefit Plan The Company maintains a 401(k) plan covering substantially all of its employees in the United States. The Board of Directors has authorized an amendment to the 401(k) plan to allow, at the discretion of the Board of Directors, the Company to make matching and/or discretionary contributions on behalf of all participants who have elected to make deferrals to the 401(k) plan. No matching or discretionary contributions have been made since inception.

(8) LONG-TERM DEBT

In December 2000, the Company entered into an equipment loan facility with a bank whereby the Company may borrow up to $2.5 million for equipment purchases. Borrowings under the facility are collateralized by the related equipment, are payable in equal monthly principal payments over 42 months. As of December 31, 2001, the Company had outstanding borrowings under this facility of $1.8 million at a weighted average interest rate of 12%.

In April 1999, the Company entered into an equipment loan facility with a bank whereby the Company may borrow up to $1.5 million for equipment purchases. Borrowings under the facility are collateralized by the related equipment, bear interest at the bank's prime rate (5.0% and 9.5% at December 31, 2001 and 2000, respectively) plus 1%, and are payable in equal monthly principal payments over 36 months. As of December 31, 2001 and 2000, outstanding borrowings under this facility were $248,000 and $743,000, respectively. The loan facility subjects the Company to various financial covenants which, among other restrictions, requires the Company to maintain certain minimum levels of tangible net worth and liquidity. Management has determined that the Company is in compliance with these covenants at December 31, 2001 and 2000.

The Company has a credit facility, totaling 50 million Swedish kronor (approximately $4.8 million and $5.3 million at December 31, 2001 and 2000, respectively), with a Swedish entity that may only be used to finance the development of a certain product candidate. If a related product is not developed or does not succeed in the market, as defined under that credit facility, the Company's obligation to repay the loan may be forgiven. Borrowings under the loan agreement bear interest at 17.0% of which 9.5% is payable quarterly. The remaining 7.5% of interest along with principal are payable in five equal annual installments starting December 30, 2004. The Company had outstanding borrowings on the loan facility of 40.7 million and 20.7 million Swedish kronor (approximately $3.9 million and $2.2 million) at December 31, 2001 and 2000, respectively. This outstanding principal balance has been classified as long-term debt. Management has determined that the carrying value of the debt approximates fair value in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." Management's estimate of fair value is determined by reference to various market data for comparable financial instruments, requires considerable judgment by management, and is not necessarily indicative of the amounts that could be realized in a current market exchange.

The Company has a memorandum of understanding with respect to entering into an equipment loan with an economic development group whereby we may borrow up to $500,000 for equipment purchases. Outstanding borrowings under the term loan bear interest at 4% per annum and total approximately $382,000 as of December 31, 2001.

In December 2001, the Company entered into an equipment loan facility with a bank whereby the Company may borrow up to $2.0 million for past and future purchases of equipment. Borrowings under the facility will be collateralized by the related equipment, bear interest at the bank's prime rate, and are payable in equal monthly principal payments over 42 months. As of December 31, 2001, the Company has no outstanding borrowings under this facility.

As of December 31, 2001, maturities of long-term debt are as follows (IN THOUSANDS):

2002	863
2003	691
2004	1,298
2005	818
2006	820
Thereafter	1,855
	6,345
Less — current portion	(863)
	$ 5,482

(9) RELATED PARTY TRANSACTIONS

Certain stockholders have provided consulting and other professional services to the Company. Total expense for these services was $509,000 in 2001, $423,000 in 2000, and $236,000 in 1999. At December 31, 2001 and 2000, amounts due to related parties totaled $125,000 and $151,000, respectively, and are classified as accounts payable or accrued liabilities in the accompanying consolidated balance sheets.

(10) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes selected unaudited quarterly financial information for 2001 and 2000. The Company believes that all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included in the selected quarterly information.

IN THOUSANDS, EXCEPT PER SHARE DATA

	Three Months Ended				Year Ended
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Dec. 31, 2001
Operating expense	$ 7,168	$ 6,990	$ 6,507	$ 6,651	$ 27,316
Operating loss	(7,168)	(6,990)	(6,507)	(6,651)	(27,316)
Net loss	(5,981)	(6,325)	(6,281)	(6,344)	(24,931)
Basic and diluted net loss per common share	$ (0.23)	$ (0.24)	$ (0.22)	$ (0.22)	$ (0.91)

	Three Months Ended				Year Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Dec. 31, 2000
Operating expense	$ 5,069	$ 6,823	$ 11,375	$ 6,735	$ 30,002
Operating loss	(5,069)	(6,823)	(11,375)	(6,735)	(30,002)
Net loss	(4,693)	(6,514)	(10,804)	(5,565)	(27,576)
Basic and diluted net loss per common share	$ (13.91)	$ (2.95)	$ (0.74)	$ (0.22)	$ (4.50)

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKETS

The Company's common stock trades on the Nasdaq National Market under the symbol "ESPR." The range of high and low sale prices for the Company's common stock on Nasdaq's automated quotation system for each of the quarters since the Company's initial public offering on August 10, 2000 are as follows:

Market Prices	High	Low
Year ended December 31, 2001:		
Fourth quarter	$ 8.35	$ 6.00
Third quarter	9.78	5.26
Second quarter	11.50	3.90
First quarter	12.00	4.00
Year ended December 31, 2000:		
Fourth quarter	$ 21.13	$ 10.38
Third quarter (beginning August 10, 2000)	19.38	9.38

HOLDERS

As of December 31, 2001, there were approximately 391 stockholders of record of the Company's common stock. This may not be an accurate indication of the total stockholders of the Company as of December 31, 2001, since many nominees hold the Company's shares in street name for the beneficial owners.

DIVIDEND INFORMATION

The Company has never declared or paid cash dividends on its capital stock and anticipates that, or the foreseeable future, it will continue to retain any earnings for use in the operation of its business.

RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 2001, we issued and sold 25,106 shares of our common stock to employees upon exercise of stock options held by them. For these issuances and sales, we relied on the exemptions provided by Section 4(2) and Rule 701 under the Securities Act of 1933, as amended.

STOCKHOLDER INFORMATION

Corporate Headquarters:
Esperion Therapeutics, Inc.
3621 South State Street
695 KMS Place
Ann Arbor, Michigan 48108
Phone: (734) 332-0506
Fax: (734) 332-0516
htttp:\\www.esperion.com

Independent Auditors:
Arthur Andersen, LLP
Ann Arbor, Michigan

Legal Counsel:
Morgan, Lewis & Bockius, LLP
Washington, D.C.

Registrar and Transfer Agent:
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003

Common Stock:
Listed on the Nasdaq National Market (ESPR)

Executive Officers

Roger S. Newton, Ph.D.
President and Chief Executive Officer

Timothy M. Mayleben
Senior Vice President, Operations and Finance, and Chief Financial Officer

Brian R. Krause, Ph.D.
Senior Vice President, Preclinical Research and Development

Michael E. Pape, Ph.D.
Vice President, Discovery Research

Jean-Louis H. Dasseux, Ph.D.
Vice President, Chemistry and Technologies

Frank E. Thomas
Senior Director, Finance and Investor Relations

Board of Directors

David I. Scheer - Chairman
President, Scheer & Company

Susan B. Bayh, J.D.
Distinguished Visiting Professor, College of Business Administration, Butler University

Henry E. Blair
Chairman, President and Chief Executive Officer, Dyax Corp.

Ronald M. Cresswell, Ph.D., Hon.D.Sc., F.R.S.E.
Parke-Davis (Retired)

Antonio M. Gotto Jr., M.D., D.Phil.
Stephen and Suzanne Weiss Dean of the Joan and Sanford I. Weill Medical College and Professor of Medicine, Cornell University

Eileen M. More
Class B Limited Partner, Oak Investment Partners

Roger S. Newton, Ph.D.
President and Chief Executive Officer, Esperion Therapeutics, Inc.

Seth A. Rudnick, M.D.,
General Partner, Canaan Equity Partners, LLC

Information Requests

We are pleased to honor requests for copies of our quarterly and annual reports. You may request a free copy by calling (734) 332-0506. For press releases, earnings releases and other publications, visit our website at www.esperion.com.

For other information, please contact:
Frank Thomas
Senior Director, Finance and Investor Relations
(734) 222-1831

For Human Resources information, please email hr@esperion.com

For Investor Relations information, please email investor_relations@esperion.com.

For other inquiries, please email info@esperion.com.


Esperion™
THERAPEUTICS

3621 South State Street
695 KMS Place
Ann Arbor, MI 48108
www.esperion.com